December 13, 2007	TSX: QC AMEX/AIM: QCC

QUEST COMMENCES OPERATIONS AS A
MORTGAGE INVESTMENT CORPORATION
AND
ANNOUNCES MANAGEMENT CHANGES

Vancouver, British Columbia– Quest Capital Corp. (“Quest” or the “Company”) is pleased to announce that its strategic and tax-planning review has been completed, a summary of which follows:

HIGHLIGHTS:

Effective January 1, 2008, the following changes will occur:

•	Quest will commence operating as a Mortgage Investment Corporation (“MIC”) as defined under Section 130.1 of the Income Tax Act (Canada);
•
Stephen C. Coffey will be appointed as the Company’s President and a Director.  Additionally, effective the later of March 15, 2008 or once the Company’s 2007 annual financial statements are certified and filed, Mr. Coffey will also be appointed as Chief Executive Officer;

•	Mr. Bob Buchan will resign as the Company’s Chairman and will remain a director of the Company; and
•	Messrs. A. Murray Sinclair and Brian E. Bayley, the Company’s current Managing Director and its President and CEO, respectively, will be appointed as Co-Chairmen.

COMMENCES OPERATIONS AS A “MIC”

In conjunction with the Company’s ongoing strategic and tax-planning initiatives, the Company’s Board of Directors has determined that Quest’s shareholder value will be best served by commencing operations as a MIC.

A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada).  MIC’s do not pay corporate-level taxes when all net profits are paid out to shareholders as dividends every year.  For Canadian individual shareholders who hold their shares outside of registered plans (such as RRSPs, RRIFs or RESPs) will have dividend payments taxed as interest income.

As of January 1, 2008, the Company must continually meet the following criteria to achieve MIC eligibility:

-	at least 50% of its assets must consist of residentially oriented mortgages and/or cash;
-	it must not hold any foreign assets, including investments secured by real property located outside of Canada;
-	it must not engage in operational activities outside of the business of lending and investing of funds;
-	shares of the Company must be widely held, whereby no person may own more than 25% of the issued and outstanding shares.

Commencement of operating as a MIC involves the divestiture or the discontinuance of certain assets and operations that are not real estate lending or related activities.  Management is confident that the required steps to achieve MIC eligibility will be completed by year-end.

STRATEGIC PLANNING

During the past four years, the Company has operated with a strategic plan under which it completed short term loans and utilized its future tax assets in an effort to maximize its profits and increase the Company’s equity and book value.  In this regard and under the direction of the Company’s founders, Messrs. Brian E. Bayley and A. Murray Sinclair, the Company has been successful; the Company’s loan book has increased and its loan losses have been negligible.

Quest’s historic strategic plan is now complete.  The new strategic plan requires additional senior management.

NEW PRESIDENT AND CEO

Accordingly, the Company is pleased to announce the appointment, effective January 1, 2008, of  Mr. Stephen C. Coffey as its President,  Director, and as soon as practical thereafter as discussed above, CEO.  Most recently, from 2001 to September 2007, Mr. Coffey served as the Senior Vice President and Chief Financial Officer of Equitable Group Inc. (TSX: ETC) and its wholly-owned subsidiary The Equitable Trust Company, a substantial deposit taker and mortgage lender.  Prior thereto, from 1998 to 2001, he served as a Co-Founder and Chief Financial Officer of Creditwave Corporation, an instant credit adjudication and application service provider.

Mr. Bob Buchan, Quest’s Chairman noted:

The Company is privileged to have a person of Mr. Coffey’s experience and reputation join it at such a senior level.  During Mr. Coffey’s tenure at Equitable, its balance sheet asset base increased from $500 million to $3 billion.  Additionally, he was instrumental in growing Equitable’s deposit base to finance this growth in assets.  His diverse talents will be a welcome addition to Quest as it continues to grow.

NEW CO-CHAIRS

In conjunction with Mr. Coffey’s appointment as noted above, Messrs. Sinclair and Bayley will be appointed Co-Chairs of the Company where they will replace Mr. Buchan who has tendered his resignation as an officer but not as a director.

Messrs. Bayley and Sinclair commented:

We would like to thank Mr. Buchan for the valuable strategic advice that he has provided the Company.  We have enjoyed working with him both professionally and personally.

AIM Regulatory Disclosure

The information required to be disclosed in accordance with Schedule 2 paragraph (g) of the AIM Rules, with respect to Mr. Coffey’s appointment, are as follows:

Full Name:	Stephen Christopher Coffey
Age:	55
Current directorships:	1293867 Ontario Inc. and 1354439 Ontario Inc., both private companies.

There are no other matters to be disclosed in relation to Schedule 2 paragraph (g) of the AIM Rules.

About Quest

Quest’s expertise is providing mortgages in the real estate sector.  Quest’s short-term objective is to become Canada’s largest Mortgage Investment Corporation in terms of  (i) equity, (ii) loans generated and (iii) profitability.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Erin Needra: erin.needra@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624
Calgary:  200 Barclay Parade Southwest, Suite 227, Calgary, AL T2P 4R5  • Tel: 403 264-9672 • Fax: 403 269-3614